

11007971

GE Energy
Digital Energy
Instrument Transformers, Inc.

1907 Calumet Street
Clearwater, Florida 33765
USA

T 727 298 2033
F 727 298 2084
lester.mcdaniel@ge.com

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________________ to ______________________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) Plan
1907 Calumet Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

Date__June 10, 2011______



Name: Lester McDaniel
Title: Finance Manager

Exhibit 23

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York

June 21, 2011


KPMG

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

December 31, 2010 and 2009

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4a- schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 21, 2011

ITI 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:		
Cash and cash equivalents (note 2)	$ 38,003	$ 25,687
Investments, at fair value (notes 3 and 4)	8,911,287	7,727,964
Notes receivable from participants	454,113	439,161
Participant contributions receivable	4,235	10,318
Employer contributions receivable	4,235	4,949
Accrued dividends and interest	5,034	3,778
Total assets	9,416,907	8,211,857
Liabilities:		
Payable for excess contributions	16,275	35,006
Accrued expenses	11,966	-
Total liabilities	28,241	35,006
Net assets available for plan benefits	$ 9,388,666	$ 8,176,851

See accompanying notes to financial statements.

ITI 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 633,274	$ 1,004,079
Dividends and interest	101,908	72,427
Total investment income	735,182	1,076,506
Interest on notes receivable from participants	22,293	26,142
Contributions:		
Participant	711,223	655,848
Employer	333,897	298,620
Total contributions	1,045,120	954,468
Total additions	1,802,595	2,057,116
Deductions from net assets attributed to:		
Benefits paid to participants	569,761	1,069,937
Expenses and loan fees (note 1)	21,019	9,832
Total deductions	590,780	1,079,769
Net increase	1,211,815	977,347
Net assets available for plan benefits at:		
Beginning of year	8,176,851	7,199,504
End of year	$ 9,388,666	$ 8,176,851

See accompanying notes to financial statements.

(1) Description of the Plan

The ITI 401(k) Plan (the "Plan") is a defined contribution plan covering employees of Instrument Transformers Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have reached the age of 21 and have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the plan's custodian and trustee changed from MG Trust LLC to Frontier Trust Company. Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund - This option constitutes primarily shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(c) GE Institutional S&P 500 Index Fund – This fund follows a passive investment approach that attempts to replicate the total return of the S&P 500 index.

(d) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(e) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(f) American Century One Choice Funds - These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

On May 15, 2009 the American Century One Choice Portfolio: Aggressive replaced the GE Aggressive Allocation Fund, the American Century One Choice Portfolio: Moderate replaced the GE Moderate Allocation Fund and the American Century One Choice Portfolio: Conservative replaced the GE Conservative Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(j) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(k) Franklin Templeton Mutual Qualified Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to defer a portion of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they would qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 in both 2010 and 2009. For participants eligible to make catch-up contributions, the 2010 and 2009 limits on catch-up contributions were generally $5,500.

Employer Contributions

The Company matches 50% of participant contributions up to 14% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of credited service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of December 31, 2010 and 2009, forfeited non-vested amounts (including unrealized appreciation) totaled $35,546 and $31,574, respectively. During 2010 and 2009, forfeitures of $7,753 and $8,682 were used to pay Plan expenses, respectively. No forfeitures were used to reduce Company contributions in 2010. During 2009, $12 of forfeitures were used to reduce Company contributions. Gains on earnings of forfeiture balances were $860 and $324 during 2010 and 2009, respectively. Additions to forfeiture balances were $10,865 and $4,456 in 2010 and 2009, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participants vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge per loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term of up to 15 years is permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate determined by the Administrator to be reasonable, based on similar types of loans from other vendors. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Notes receivable from participants at December 31, 2010 and 2009 were $454,113 and $439,161, respectively. Interest from notes receivable from participants for the years ended December 31, 2010 and 2009 were $22,293 and $26,142, respectively.

Payment of Benefits

Generally, before-tax contributions, company matching contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually). For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(h) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c) Cash and cash equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years. The Company does not believe the adoption of ASU 2010-06 for information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 will materially impact the Plan's financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*, ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This disclosure is effective for fiscal years ending after December 15, 2010.

(e) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

Policies and procedures are maintained to value investments using the best and most relevant data available.

The following section describes the valuation methodologies the Company uses to measure different financial investments at fair value.

When available, the Company uses quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and mutual funds.

See note 4 for additional information.

(f) Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued but unpaid interest.

(g) Payment of Benefits

Benefit payments are recorded when paid to participants.

(h) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

ITI 401(K) Plan

Notes to Financial Statements

December 31, 2010 and 2009

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2010 and 2009:

	2010		2009	
GE Common Stock	$ 725,272	*	$ 500,107	*
Mutual funds:				
GE Money Market Fund	2,641,206	*	2,499,925	*
GE Institutional S&SP 500 Index Fund	245,861		205,939	
GE Institutional Income Fund	452,952		344,961	
GE Institutional International Equity Fund	267,030		239,559	
American Century Choice One Portfolio: Aggressive	377,346		297,454	
American Century Choice One Portfolio: Moderate	835,470	*	654,010	*
American Century Choice One Portfolio: Conservative	162,405		144,049	
American Funds Growth Fund of America	541,087	*	459,985	*
Columbia Acorn Select Fund	527,922	*	319,997	
Franklin Balance Sheet Investment Fund	758,250	*	629,567	*
Franklin Templeton Mutual Discovery Fund	436,198		388,839	
Franklin Templeton Mutual Qualified Fund	940,288	*	1,043,572	*
Total mutual funds	8,186,015		7,227,857	
Total Investments, at fair value	$ 8,911,287		$ 7,727,964	

* Investment option representing more than 5% of the Plan's net assets

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated during 2010 and 2009 as follows:

	2010	2009
GE Common Stock	$ 111,117	$ 132,622
Mutual funds	522,157	871,457
Total	$ 633,274	$ 1,004,079

Dividends and interest for the years ended December 31, 2010 and 2009 were $101,908 and $72,427, respectively.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 725	$ —	$ —	$ 725
Mutual funds	8,186	—	—	8,186
Total Investments, at fair value	$ 8,911	$ —	$ —	$ 8,911

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 500	$ —	$ —	$ 500
Mutual funds	7,228	—	—	7,228
Total Investments, at fair value	$ 7,728	$ —	$ —	$ 7,728

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2010 or 2009.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. In 2010, we have included the GE common stock of the GE Common Stock Fund in the fair value measurements table as Level 1 investments and the cash portion was reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits. Accordingly, we have reclassified the 2009 presentation to confirm to the current year presentation.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Mutual fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Tax Status

The Company adopted a prototype standardized defined contribution plan which received a favorable opinion letter from the Internal Revenue Service on April 1, 2008, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Plan management and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During August 2010, the Company discovered an error for one participant involving an incorrect amount withheld from their paycheck and deferred to the Plan. It was noted that $3 was withheld rather than 3% requested by the participant. This error affected the time period beginning on May 29, 2009 and ended during the third quarter of 2010 and amounted to $882. The Company made corrective contributions in this amount to the affected participant's account for the lost income due to the incorrect deferral percentage.

During the 2010 fiscal year-end audit, an error was discovered for one participant involving an incorrect deferral change which occurred during the first quarter on 2008. Rather than having 14% of his salary deferred to the Plan, he only had 10% deferred. The Company will make corrective contributions to the affected participant's account for the lost income in the amount of $8,470 ($4,235 for participant portion and $4,235 for employer) due to the incorrect deferral percentage.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2010 and 2009 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2010	2009
Total Investments, at fair value per financial statements	$ 8,911,287	$ 7,727,964
Notes receivable from participants	454,113	439,161
Total Investments per Form 5500	$ 9,365,400	$ 8,167,125

Supplemental Schedule I

ITI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	39,654	$	725,272
*	GE Money Market Fund	Mutual fund	2,641,206		2,641,206
*	GE Institutional S&P 500 Index Fund	Mutual fund	20,574		245,861
*	GE Institutional Income Fund	Mutual fund	48,135		452,952
*	GE Institutional International Equity Fund	Mutual fund	23,220		267,030
	American Century One Choice Portfolio: Aggressive	Mutual fund	31,289		377,346
	American Century One Choice Portfolio: Moderate	Mutual fund	72,085		835,470
	American Century One Choice Portfolio: Conservative	Mutual fund	14,751		162,405
	American Funds Growth Fund of America	Mutual fund	17,805		541,087
	Columbia Acorn Select Fund	Mutual fund	18,375		527,922
	Franklin Balance Sheet Investment Fund	Mutual fund	16,054		758,250
	Franklin Templeton Mutual Discovery Fund	Mutual fund	14,943		436,198
	Franklin Templeton Mutual Qualified Fund	Mutual fund	53,547		940,288
	Total Investments, at fair value			$	8,911,287
*	Notes receivable from participants	84 loans to participants with interest rates of 4.25% to 9.25%	—		454,113
	Total Notes receivable from participants			$	454,113
	Total Assets held at end of year			$	9,365,400

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental
Schedule II

ITI 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 4,630	$ 0	$ 0	$ 0	$ 4,630

During August 2010, the Company discovered an error for one participant involving an incorrect amount withheld from their paycheck and deferred to the Plan. It was noted that $3 was withheld rather than 3% requested by the participant. This error affected the time period beginning on May 29, 2009 and ended during the third quarter of 2010 and amounted to $882 ($395 for the participant portion, and $487 for the employer portion). The Company made corrective contributions in this amount to the affected participant's account for the lost income due to the incorrect deferral percentage.

During the 2010 fiscal year-end audit, an error was discovered for one participant involving an incorrect deferral change which occurred during the first quarter on 2008. Rather than having 14% of his salary deferred to the Plan, he only had 10% deferred. The Company will make corrective contributions to the affected participant's account for the lost income in the amount of $8,470 ($4,235 for participant portion and $4,235 for employer) due to the incorrect deferral percentage.

See accompanying Report of Independent Registered Public Accounting Firm.